UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(January 29, 2004)

DIVERSINET CORP.
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(Name of Registrant)
2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2
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(Address of principal executive offices)

Press Release - DIVERSINET RAISES U.S.$2.0 MILLION IN PRIVATE
PLACEMENT; WIGDALE JOINS ADVISORY BOARD

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F	     X	 		Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES 			NO	     X

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.
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(REGISTRANT)

DATE: January 29, 2004 	BY:    /s/ DAVID HACKETT
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DAVID HACKETT, CHIEF FINANCIAL OFFICER


FOR IMMEDIATE RELEASE:


DIVERSINET RAISES U.S.$2.0 MILLION IN PRIVATE PLACEMENT; WIGDALE
JOINS ADVISORY BOARD


TORONTO, Canada, January 20, 2004 - Diversinet Corp. (OTCBB:
DVNTF), a leading provider of secured wireless and identity management solutions, today announced that it has received U.S.$2,000,000 in gross proceeds from a private placement with Lakefront Partners, LLC. Additionally, James B. Wigdale, Jr. (founder of Lakefront) has agreed to join Diversinet's advisory board and to become a strategic partner and business consultant to assist the Company over the next two years with its corporate development.

Diversinet completed the issue to Lakefront Partners, LLC ("Lakefront") and Mr. Wigdale of 1,000,000 common shares and 1,100,000 common share purchase warrants ("Warrants"). The Company received gross proceeds of U.S.$ 2,000,000 in the transaction. The Warrants were comprised of 500,000 Warrants exercisable at U.S.$2.00 and 600,000 at U.S.$2.05. Each Warrant entitles the holder thereof to acquire one common share for a period of three years. The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

The proceeds will be used to expand the Company's sales efforts, working capital and general operations. After completion of the private placement, there are 12,043,037 shares issued and outstanding, and 15,265,695 shares on a fully diluted basis. The shares and Warrants exercisable within 60 days represent approximately 11.9% of the issued and outstanding shares of Diversinet.

"We are excited to have a partner with Mr. Wigdale's background joining our team, to help us capitalize on an expanding market for secured wireless and identity management solutions," said Nagy Moustafa, President & CEO of Diversinet. "His experience in managing investments and his familiarity with financial services in particular will assist us in the areas of business development, strategic acquisitions, potential joint ventures and other partnerships."


Prior to the completion of this transaction, Lakefront beneficially owned 80,000 common shares of Diversinet and purchase warrants for 18,750 Diversinet common shares, representing less than 1% of all issued and outstanding shares of Diversinet. As a result of the transaction, Lakefront, together with Mr. Wigdale, beneficially owned, as of January 20, 2004, a total of 1,080,000 common shares and purchase warrants convertible within 60 days into 518,750 shares, together representing approximately 12.7% of the issued and outstanding common shares of Diversinet, presuming the exercise of such warrants.

Neither Lakefront nor Mr. Wigdale currently has any intention of increasing their ownership in the common shares of Diversinet other than pursuant to exercise of the warrants disclosed therein. Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront. Both Lakefront and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 220, Milwaukee, WI 53202. Lakefront and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

This press release does not represent an offer to buy or to sell any securities.

About Diversinet Corp.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Boston, MA; Fremont, California; and Hong Kong, SAR. For more information visit www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995 provides a
"safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

For more information:
Diversinet Corp.
David Hackett
Tel: (416) 756-2324, ext. 275
Web: www.diversinet.com